SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*

                           ANTENNAS AMERICA, INC.
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                              (Name of Issuer)


                   Common Stock, $.005 par value per share
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                       (Title of Class of Securities)


                               Randall P. Marx
                           Antennas America, Inc.
                            4860 Robb Street 101
                         Wheat Ridge, Colorado 80833
                                (303)421-4063
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                   (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)

                                  036727105
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                               (CUSIP Number)

                              February 7, 2000
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 5

                                SCHEDULE 13G

CUSIP No.  036727105                                             Page 2 of 5
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Evansville Limited (No Federal I.D. Number)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           3,800,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           3,800,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,600,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5% (based on 97,398,467 shares of Common Stock outstanding on February 1, 2000, plus an additional 3,800,000 shares of Common Stock assuming exercise of the Warrant as hereinafter defined)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

Item 1(a).     Name of Issuer:
               Antennas America, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               4860 Robb Street 101
               Wheat Ridge, Colorado 80033

Item 2(a).     Name of Persons Filing:
               Evansville Limited ("Evansville")*

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Evansville Limited
               P. O. Box 438
               Road Town, Tortoga
               British Virgin Islands

Item 2(c).     Citizenship:

               British Virgin Islands

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.005 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:

               036727105

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
          (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

_______________

* Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Based upon the foregoing considerations, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha may be deemed to control Evansville.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1:

          (a)  Amount beneficially owned:
                7,600,000 shares of Common Stock**

          (b)  Percent of class:
               7.5% (based on 97,398,467 shares of Common Stock outstanding on February 1, 2000, plus an additional 3,800,000 shares of Common Stock assuming exercise of the Warrant as hereinafter defined)

          (c)  Number of shares to which Evansville has:

               (i)   Sole power to vote or direct the vote:
                     3,800,000 shares of Common Stock*

               (ii)  Shared power to vote or direct the vote:
                     0

               (iii) Sole power to dispose or to direct the disposition of:
                     3,800,000 shares of Common Stock

               (iv)  Shared power to dispose of or direct the disposition of:
                     0

Item 5.        Ownership of Five Percent or Less of a Class:
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person:
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of a Group.
               Not applicable.

Item 10.       Certification.

               By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

_____________________

** On or about February 7, 2000, Evansville acquired from the Company, for an aggregate purchase price of $199,500, (i) 3,800,000 shares of the Company's Common Stock, and (ii) a warrant (the "Warrant") to acquire an additional 3,800,000 shares of Common Stock.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 17, 2000


     By:  /s/ Thomas A. Huser
        ----------------------------
           Thomas A. Huser
           Attorney-in-Fact